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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. ______)*



                            Asyst Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   04648X 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                 April 19, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)





Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [_]      Rule 13d-1(b)

                  [X]     Rule 13d-1(c)

                  [_]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                Page 1 of 5 pages

----------------------                                     -------------------
CUSIP NO. 04648X 10 7            SCHEDULE 13G               PAGE 2 OF 4 PAGES
----------------------                                     -------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Mihir Parikh
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
 2    (a) [_]
      (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S.A.
------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                     5
      SHARES              1,463,195*
                   -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     6
     OWNED BY             460,428**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,463,195*
                   -----------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
                     8
       WITH               460,428**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,923,623***
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      5.14%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN
------------------------------------------------------------------------------


*Includes 1,446,195 shares issuable pursuant to options to purchase common stock exercisable within 60 days of December 31, 2001. 4,249 shares are subject to repurchase.

                                Page 2 of 5 pages

**6,400 Shares are held in Irrevocable Trusts for Dr. Parikh's children. Dr. Parikh is Co-Trustee of these Trusts; 390,828 are held in Mihir and Nancy Parikh Living Trust DTD 4/3/86 of which Dr. Parikh is a Co-Trustee; 63,200 shares are held by a custodian for the benefit of Dr. Parikh's children. Dr. Parikh disclaims beneficial ownership of the custodial shares.


*** As of 12/31/01; See above  footnotes.




                                Page 3 of 5 pages

Item 1.


         (a)      Name of Issuer

                  Asyst Technologies, Inc.

         (b)      Address of Issuer's Principal Executive Offices
                  48761 Kato Road

                  Fremont, CA 94583

Item 2.

         (a)      Name of Person Filing
                  Mihir Parikh


         (b) Address of Principal Business Office or, if none, Residence 48761 Kato Road

                  Fremont, CA 94583

         (c)      Citizenship
                  U.S.A.


         (d)      Title of Class of Securities
                  Common Stock


         (e)      CUSIP Number

                  04648X 10 7


Item 3. If this statement is filed pursuant to (S)(S) 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

         Not applicable.

Item 4.  Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount Beneficially Owned: 1,923,623 as of 12/31/01 (Includes 1,446,195 shares issuable pursuant to options to purchase common stock exercisable within 60 days of December 31, 2001; 4,249 shares are subject to repurchase; 6,400 shares are held in Irrevocable Trusts for Dr. Parikh's children.
                  Dr. Parikh is Co-Trustee of these Trusts; 390,828 shares are held in the Mihir and Nancy Parikh Living Trust DTD 4/3/86 of which Dr. Parikh is a Co-Trustee; 63,200 shares are held by a custodian for the benefit of Dr. Parikh's children. Dr. Parikh disclaims beneficial ownership of the custodial shares.

         (b)      Percent of Class: 5.14%

         (c)      Number of shares as to which such person has:

                  (i)    Sole power to vote or to direct the vote:
                         1,463,195 (Includes 1,446,195 shares issuable pursuant to options to purchase common stock exercisable within 60 days of December 31, 2001; 4,249 shares are subject to repurchase.)

                  (ii) Shared power to vote or to direct the vote: 460,428 (6,400 shares are held in Irrevocable Trusts for Dr. Parikh's children. Dr. Parikh is Co-Trustee of these Trusts; 390,828 shares are held in the Mihir and Nancy Parikh Living Trust DTD 4/3/86 of which Dr. Parikh is a Co-Trustee; 63,200 shares are held by a custodian for the benefit of Dr.Parikh's children. Dr. Parikh disclaims beneficial ownership of the custodial shares.)

                  (iii)  Sole power to dispose or to direct the disposition of:
                         1,463,195 (Includes 1,446,195 shares issuable pursuant to options to purchase common stock exercisable within 60 days of December 31, 2001; 4,249 shares are subject to repurchase.)

                  (iv) Shared power to dispose or to direct the disposition of: 460,428 (6,400 shares are held in Irrevocable Trusts for Dr. Parikh's children. Dr. Parikh is Co-Trustee of these Trusts; 390,828 shares are held in the Mihir and Nancy Parikh Living Trust DTD 4/3/86 of which Dr. Parikh is a Co-Trustee; 63,200 shares are held by a custodian for the benefit of Dr. Parikh's children. Dr. Parikh disclaims beneficial ownership of the custodial shares.)

                               Page 4 of 5 pages

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group

         Not Applicable.

Item 9.  Notice of Dissolution of a Group

         Not Applicable.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    2/13/01
                                    --------------------------------------------
                                                      Date

                                    /s/ Mihir Parikh
                                    --------------------------------------------
                                                    Signature

                                    Mihir Parikh
                                    --------------------------------------------
                                                   Name/Title




                                Page 5 of 5 pages